First Internet Bancorp

11201 USA Parkway

Fishers, Indiana 46037

December 30, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             First Internet Bancorp

Registration Statement on Form S-3

File No. 333-208748

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, First Internet Bancorp (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on January 4, 2016, or as soon thereafter as possible.  The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

In connection with this request, the Company acknowledges the following:

(1)                                 should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)                                 the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)                                 the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christine G. Long of Faegre Baker Daniels LLP, counsel to the Company, at (317) 569-9600, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

FIRST INTERNET BANCORP

/s/ Kenneth J. Lovik
Kenneth J. Lovik
Senior Vice President
and Chief Financial Officer